EXHIBIT 99.1

N E W S R E L E A S E
FOR IMMEDIATE RELEASE

Contact: Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 2Q EARNINGS

GLEN BURNIE, MD (August 8, 2007) - Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the second quarter.

For the three month period ending June 30, 2007, Glen Burnie Bancorp realized net income of $691,000 or $.28 basic earnings per share. The company reported net income of $713,000 or $.29 basic earnings per share for the same three-month period in 2006. Net interest income after provisions for credit losses was $2,938,000 for the three month period ending June 30, 2007. The company reported net interest income after provisions for credit losses of $2,967,000 for the same period in 2006.

Net income for six months ended June 30, 2007 was $1,297,000 or $.52 basic earnings per share as compared to $1,339,000 or $.54 basic earnings per share for the same period in 2006. Net interest income after provisions for credit losses for the six months ended June 30, 2007 was $5,800,000 as compared to $5,935,000 for the same period in 2006.

Total assets stood at $309,488,000 as of June 30, 2007 compared to $331,600,000 as of June 30, 2006. Deposits were $263,957,000 on June 30, 2007 as compared to $291,845,000 on June 30, 2006.

On July 6, 2007 Glen Burnie Bancorp paid its 59th consecutive dividend to shareholders of record at the close of business on June 26, 2007. The company had 2,487,561 common shares outstanding with approximately 475 shareholders of record on June 14, 2007.

Mr. Livingston states, “The quarter’s financial results showed positive trends with an improvement of net interest margin and continued excellent credit quality.” He added, “The Bank of Glen Burnie has never entered the sub-prime mortgage market, and, as such, The Bank of Glen Burnie has not been adversely affected by recent trends in that market.”

The Bank of Glen Burnie has been awarded a 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation’s leading independent bank research firm, for the past 21 consecutive quarters. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie®, (www.thebankofglenburnie.com) maintains consolidated assets totaling more than $315 million. The Bank of Glen Burnie is a locally-owned community bank with eight branches serving Anne Arundel County.

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)
	June	December
	30, 2007	31, 2006
Assets

Cash and due from banks	$11,369	$9,006
Interest bearing deposits	44	342
Federal funds sold	2,710	3,972
Investment securities	84,527	96,494
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	195,496	193,337
Premises and equipment at cost, net of accumulated depreciation	3,259	3,406
Other real estate owned	50	50
Other assets	11,878	10,984
Total assets	$309,488	$317,746

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$263,957	$274,833
Short-term borrowings	3,769	545
Long-term borrowings	7,124	7,140
Junior subordinated debentures owed to unconsolidated
subsidiary trust	5,155	5,155
Other liabilities	1,478	1,872
Total liabilities	281,483	289,545

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding March 31, 2007 2,487,401;
December 31, 2006 2,484,633 shares	2,490	2,485
Surplus	11,808	11,720
Retained earnings	15,012	14,312
Accumulated other comprehensive loss, net of tax	(1,305)	(316)

Total stockholders' equity	28,005	28,201

Total liabilities and stockholders' equity	$309,488	$317,746

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended June 30, (unaudited)		Six Months Ended June 30, (unaudited)
	2007	2006	2007	2006
Interest income on
Loans, including fees	$3,251	$2,873	6,422	$5,809
U.S. Treasury and U.S. Government agency securities	691	882	1,393	1,544
State and municipal securities	388	430	776	772
Other	135	262	283	496
Total interest income	4,465	4,447	8,874	8,621

Interest expense on
Deposits	1,234	1,232	2,505	2,194
Junior subordinated debentures	136	136	273	273
Long-term borrowings	106	108	211	213
Short-term borrowings	31	4	35	6
Total interest expense	1,507	1,480	3,024	2,686

Net interest income	2,958	2,967	5,850	5,935

Provision for credit losses	20	-	50	-

Net interest income after provision for credit losses	2,938	2,967	5,800	5,935

Other income
Service charges on deposit accounts	206	214	399	411
Other fees and commissions	234	253	441	484
Other non-interest income	6	3	9	8
Income on life insurance	65	60	132	105
Gains on investment securities	4	-	5	-
Total other income	515	530	986	1,008

Other expenses
Salaries and employee benefits	1,569	1,653	3,168	3,298
Occupancy	217	210	449	417
Other expenses	794	790	1,581	1,636
Total other expenses	2,580	2,653	5,198	5,351

Income before income taxes	873	844	1,588	1,592

Income tax expense	182	131	291	253

Net income	$691	$713	$1,297	$1,339

Net income per share of common stock	$0.28	$0.29	$0.52	$0.54

Weighted-average shares of common stock outstanding	2,487,639	2,470,931	2,486,278	2,469,184